September 17, 2024

Mr. Victor Cecco

Mr. John Nolan

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Triumph Financial, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-36722

Dear Messrs. Cecco and Nolan,

The Company is in receipt of your letter dated September 9, 2024, regarding the above-referenced matter. As discussed with Mr. Cecco on September 12, 2024, the Company respectfully requests an extension of an additional 10 business days, until October 7, 2024. Please confirm the approval of the requested extension at your earliest convenience.

If you have any questions, please do not hesitate to contact me at (214) 365-6986 or at anelson@tfin.com.

Sincerely,

/s/ Adam Nelson
Adam Nelson
Executive Vice President, General Counsel

12700 Park Central Dr., #1700, Dallas, TX 75251 | 214.365.6900 | tfin.com

© Triumph Financial, Inc